Exhibit 4.18

[Unofficial Translation]

DEED OF TRUST

This Deed of Trust was made and entered into on the 5th day of August 2003

Between:	BLUE SQUARE – ISRAEL LTD. (hereinafter: “the Company”)

of the one part

And:	ISRAEL DISCOUNT BANK TRUST COMPANY LTD. (hereinafter: “the Trustee”)

of the other part

WHEREAS:	The board of directors of the Company resolved on July 31, 2003 to issue by way of a private placement, to a group of investors who are investors of the type mentioned in the First Schedule to the Securities Law, 5728-1968, a series of debentures as described below: (1) a series of NIS 200,000,000 par value registered debentures (Series A) of NIS 1 par value each; (2) a series of NIS 200,000,000 par value registered debentures (Series B) of NIS 1 par value each, all in the manner and according to the conditions as stipulated in this Deed of Trust; and

WHEREAS:	The Company decided to issue the debentures, as defined below, in the manner described below and to agree with the Trustee on the terms and conditions of the trust as set forth below; and

WHEREAS:	The parties have declared that there is no bar or impediment at law to their entering into this Deed of Trust; and

WHEREAS:	The Trustee has agreed to act as trustee and to sign this deed as a trustee for the holders of the debentures as defined below;

Now therefore it is agreed between the parties and declared as follows:

1.	Preamble, interpretation and definitions

1.1	The preamble to this deed as well as the appendices hereto form an integral part hereof.

1.2	The division of this deed into clauses and also the use of captions to clauses is solely for purposes of convenience and is intended to serve as a place finder alone; no cognizance shall be taken thereof for purposes of interpreting the deed.

1.3	In this deed, including the annexes hereto, the following terms will have the following meanings, unless a different intention is to be implied from the context:

“The Trustee” or “the Trustees” – the term “trustee” in this deed, whether used in the singular or in the plural, is anyone who acts from time to time as a trustee for holders of debentures pursuant to this deed.

“The Debentures” or “the bonds” – Debentures (Series A) and/or (Series B) which will be issued by the Company in accordance with the aforesaid resolution, as well as additional debentures that may be issued within the framework of any of the aforesaid series, if same are issued.

“Debenture holders” or “owners of the Debentures” – the persons whose names are registered for the time being at the relevant time in the register of debenture holders of each of the series, A and B, who are mentioned below as owners of Debentures, and in the case of joint holders the joint holder whose name stands first in such register.

“The register” or “the register of Debenture holders” – a register of holders of the Debentures of each of the series A and B, which is maintained in accordance with the terms and conditions of this Deed of Trust.

“The registered office” – 2 Ha-amal Street, Park Afeq, Rosh Ha’ayin, or any other place to which the registered office of the Company may be moved in the future.

“Debenture certificate” – a Debenture certificate (Series A) and (Series B) the text of which appears in the First Schedule to this deed.

“This Deed” or “this Deed of Trust” – this Deed of Trust, including the schedules attached hereto which form an integral part hereof.

“Special resolution” – a resolution passed by the owners of the Debentures of the relevant series by at least a three-quarters majority of the unpaid balance of the principal of the Debentures of the relevant series present and voting at the general meeting.

“The Consumer Price Index” or “the Index” – the index known by the name of the Consumer Price Index, including fruit and vegetables, which is published by the Central Bureau of Statistics and including such index even if it is published by another official body or institution, and also including any official index which may replace it, whether or not such replacing index is structured on the same data on which the existing index is structured. If another index should replace it which is published by such body or institution, and such body or institution has not specified the ratio between such index and the replaced index, the ratio will be determined by the Central Bureau of Statistics. In the event that such ratio is not determined as aforesaid, the Company, in consultation with the economic experts who will be chosen by, and with the consent of the Trustee, will determine the ratio between the other index and the replaced index.

“The Basic Index” – the Consumer Price Index published on July 15, 2003 in respect of the month of June 2003.

“The Payment Index” – the index which is known on the date of payment. However, if the Payment Index is lower than the Basic Index the Payment Index will be the Basic Index.

“Trading day” – A day on which there is trading in securities on the Tel Aviv Stock Exchange.

1.4	Everything stated in this deed in the singular shall also include the plural, and vice versa, and everything stated in the masculine shall also include the feminine, and vice versa, and everything importing a person shall also include a body corporate, and vice versa, unless there is an express provision to the contrary in this deed, or unless the essence of the matter or the context is inconsistent with such meaning.

2.	Issue of the Debentures and the Terms and Conditions thereof

The Company will issue two series of debentures, as described below:

2.1	Debentures (Series A)

2.1.1	A series of 200,000,000 registered Debentures (Series A) of NIS 1 value each. The principal of the Debentures will be repayable in 3 equal annual payments on the 5th day of August, of each of the years 2012 until 2014 (inclusive), and bears annual interest at a rate of 5.9%.

The interest on the principal as aforesaid will be paid once every six months on the 5th of the month of February and August of each year in respect of the six-month period ended on the last day preceding such day. The first interest payment will be effected on February 5, 2004 (in respect of the period from the date of payment in respect of the Debentures (Series A) and up to such date), and the last payment will be paid together with the last payment on account of the principal. The Debentures (Series A) will be linked (as to principal and interest) to the basic index as specified in the conditions of indexation in Clause 2.3 below.

The Debentures (Series A) will not be convertible.

2.1.2	Notwithstanding the foregoing, on the 5th day of August of each of the years 2006, 2008 and 2010, the Company will anticipate repayment of the principal of the Debentures, the linkage differentials which have accrued thereon and the interest which has accrued thereon and has not yet been paid, to holders of Debentures (Series A) who so request, provided that on each of the aforementioned dates (hereinafter: “the Date of Early Repayment”), the Company will not repay more than one-third of the par value of the Debentures (Series A), all subject to and in accordance with the conditions set forth below:

2.1.2.1	An application by a holder for early repayment as aforesaid shall be submitted to the Company in writing at its registered office, not later than 14 days prior to the relevant Date of Early Repayment, and shall relate to a maximum of one-third of the total number of Debentures held by the holder on the date such notice is given.

2.1.2.2	It is hereby expressly clarified that the right to early repayment as aforesaid cannot be accumulated, and such right will lapse after each relevant Date of Early Repayment and in relation thereto, whether or not it has been exercised. In other words, on every Date of Early Repayment as aforesaid, a holder will be limited to repayment of up to a third of the total number of Debentures held by him at that date, even if he did not exercise a right to early repayment on the Dates of Early Repayment which preceded the relevant Date of Early Repayment on which an application for early repayment was submitted by the holder.

2.1.2.3	All the Debentures (Series A) which are held by a holder who has served an application for early repayment shall be blocked for transfer from the date of service of the application respect thereof and up to the early repayment thereof as aforesaid.

Debentures (Series A) which have been repaid by early repayment as aforesaid, shall be taken out of circulation as from the date on which the date of their repayment, and shall be completely null and void, and shall not confer any right whatsoever, subsequent to the Date of Early Repayment, and the holders who effected early repayment as aforesaid will have no claim and/or allegation and/or demand against the Company in respect of Debentures (Series A) that were repaid by early repayment as aforesaid.

2.2	Debentures (Series B)

2.2.1	A series of 200,000,000 registered Debentures (Series B) of NIS 1 value each. The principal of the Debentures will be repayable in 3 equal annual payments on the 5th day of August, of each of the years 2007, 2009 and 2011 (inclusive), and bear annual interest at a rate of 5.9%. The interest on the principal as aforesaid will be paid once every six months on the 5th of the month of February and August of each year in respect of the six-month period ended on the last day preceding such day. The first interest payment will be effected on February 5, 2004 (in respect of the period from the date of payment in respect of the Debentures (Series B) and up to such date), and the last payment will be paid together with the last payment on account of the principal. The Debentures (Series B) will be linked (as to principal and interest) to the basic index as specified in the conditions of indexation in Clause 2.3 below.

2.2.2	Debentures (Series B) will be convertible at any time, commencing from the date of their issue to the holders and until July 20, 2011 (inclusive), except between January 20 until February 5 (inclusive) and between July 20 and August 5, (inclusive) of each of the years 2004 until 2011 (inclusive) into registered ordinary shares of NIS 1 par value each of the Company on a basis that every NIS 49.5 par value Debentures (Series B) shall be convertible into 1 ordinary share of NIS 1 par value of the Company, subject to the adjustments specified in this Deed of Trust and the Schedules hereto mentioned below.

The shares emanating from the conversion of the Debentures (Series B) shall be subject to restrictions on resale in accordance with the provisions of the Securities Law 5728-1968 as set forth in the conditions overleaf, which are attached to this Deed of Trust as an integral part hereof. For the avoidance of doubt it is hereby clarified that the holders will not be entitled to make an application to the Company to register the shares arising from a conversion of the Debentures (Series B) for trade in the USA (on the New York Stock Exchange on which some of the shares of the Company are listed for trade at the date of signing of this Deed of Trust), and accordingly it will not be possible to list such shares for trade in the USA, nor will the holders be entitled to sell and/or to trade in and/or to effect any transaction in the USA in the Debentures (Series B) and/or in the shares arising from the conversion of the Debentures (Series B).

Without derogating from the foregoing, Debentures (Series B) and/or the shares arising from the Debentures (Series B) have not been registered with the Securities and Exchange Commission in the USA or with another securities authority in any states of the USA and therefore it will not be possible to offer or to sell such debentures or shares according to law in the USA until after the submission of an appropriate registration statement in accordance with the provisions of the Securities Act of 1933 as amended or pursuant to an exemption from the registration requirements in the USA, or in the scope of a transaction which is not subject to the registration requirements under the Securities Act in the USA and in accordance with the provisions of the laws on securities which are binding in the relevant state of the USA.

2.3	Conditions of Linkage of the Principal and the Interest of the Debentures (Series A and Series B)

The principal and the interest of the Debentures (Series A and Series B) will be linked to the Consumer Price Index. If it transpires on the date of payment of principal and/or interest on the Debentures as aforesaid, according to the payment index as defined above, that the payment index is higher than the basic index, as defined above, such amount will be paid where it is increased proportionately by the percentage rise in the payment index as against the basic index. Should the payment index be lower than the basic index, the payment index will be the basic index.

3.	The Companies Undertakings

The Company undertakes to the Trustee to make payment on the dates specified for the purpose of all the amounts payable under the Debenture, and to fulfill all the conditions and the other obligations imposed on it pursuant to the Debenture and pursuant to this Deed of Trust.

4.	Conditions of the Issue

4.1	The consideration for the Debentures (Series A and Series B) shall be deposited in a trust account which will be opened by the Trustee at the Israel Discount Bank Ltd. (hereinafter: the Trust Account). The consideration for the Debentures as aforesaid will be transferred to the Company against the issue of the Debentures which will be effected subject to the condition that the approval in principle is obtained from the Tel Aviv Stock Exchange Ltd. (hereinafter: “The Stock Exchange”) for the listing for trade of the shares which emanate from exercise of Debentures (Series B) and obtaining the approval of the Stock Exchange in the USA – the New York Stock Exchange (hereinafter: “NYSE”) to a listing application that will be submitted to it in accordance with the provisions of the law in the USA and to the extent that is required in relation to the shares emanating from the exercise of the Debentures (Series B). After receipt of the approval of the Stock Exchange and the approval of the NYSE as aforesaid, the Trustee shall transfer to the Company the consideration for the issue together with the fruits which have accrued thereto, to such bank account as the Company shall instruct the Trustee. For the avoidance of doubt it is hereby clarified that the approval of the NYSE as aforesaid shall not derogate from the provisions of the last portion of Clause 2.2.2 above.

If for any reason the approval of the Stock Exchange and/or the approval of the NYSE is not obtained as aforesaid by the end of 45 days from the date of deposit of the consideration for the Debentures as aforesaid in the Trust Account, the Trustee shall refund to each of the depositors the monies that have been received from them, together with the fruits that have accrued thereon (if such fruits have accrued). The moneys that will be held by the Trustee shall be invested by it in daily shekel deposits.

4.2	It is hereby clarified, for the avoidance of any doubt, that the Company will be entitled to encumber its property, in whole or in part, by way of any encumbrance and in any manner in favor of any third party, without the necessity for any consent from the Trustee and/or the Debenture holder.

4.3	The Company reserves the right to purchase Debentures of this issue at any time, at any price it sees fit, without prejudice to the obligation for repayment which is imposed on it. Debentures which have been purchased by the Company will lapse. A subsidiary of the Company, or other corporation under its control, will be entitled to buy and/or sell Debentures of this issue, at any time, in its discretion. Debentures which are held by a subsidiary or by a corporation controlled by the Company will be deemed to be an asset of such company or corporation.

The Company shall notify the Trustee about every event of a purchase of Debentures as aforesaid immediately after such purchase.

4.4	Without derogating from the generality of the foregoing, the Company reserves the right to issue, at any time and without requiring the consent of the Trustee and/or the Debenture holders, additional debentures and/or additional series of debenture (“the additional series”) including additional debentures of Series A and B under the same conditions of redemption, interest, linkage, preferential ranking for repayment in the case of a winding-up and other conditions, as the Company shall deem fit, and whether same rank preferentially or pari passu to the terms and conditions of the Debentures or are inferior thereto. For the avoidance of doubt, it is hereby clarified that an issue of additional Debentures of Series A and Series B shall be effected within the framework of this Deed of Trust and the provisions of this Deed of Trust shall apply thereto.

4.5	The Debentures shall have an equal security ranking, pari passu, as between themselves, without any preference or priority of one over the other.

4.6	It is hereby agreed between the parties that if the Company’s shares are expunged from trading on the Tel Aviv Stock Exchange Ltd. and/or in the event that the Company’s shares will no longer be held by the public and/or in the case in which Maalot Israel Securities Rating Company Ltd. (hereinafter “Maalot”) should reduce the Company’s rating to BBB or lower, then, subject to the provisions of any law (including the Company meeting the profit test as set forth in the provisions of the Companies Law, 5759-1999), the Company shall, within 3 months from the occurrence of one of the events mentioned above, offer to purchase the Debentures (Series A and Series B) from the holders thereof at a price for Debentures of such series which reflects a yield of 2.5% above the yield on a government bond having an average life span similar to the average remaining life span of the Debentures of that series, as this applies at the time of purchase as aforesaid, but under no circumstances more than the adjusted value of the Debentures of such series.

5.	Circumstances in which the Debentures will be immediately due and payable

Subject to the conditions of Clause 6 of this Deed of Trust, the Trustee will be entitled to make the full unpaid balance of one or more of the series of Debentures A and B immediately due and payable and the Trustee will be obliged to do so with respect to either of the aforesaid series on requisition in writing by the holders of the Debentures of such series who represent at least one-fifth (20%) of the unpaid balance of the principal of the Debentures of such series, or, if it is called upon to do so by a special resolution passed at a general meeting of the owners of Debentures of such series, on the occurrence of one or more of the following events:

5.1	If the Company has not paid any amount which is due from it in connection with the Debentures of such series on the due date of payment of such amount.

5.2	If an order is granted by a court, or if a valid resolution is passed, for the winding up of the Company, save for a winding-up for purposes of merging with another company and/or a voluntary winding-up and/or a change in the structure of the Company, and provided that the Company’s obligations under this Deed of Trust and the Debentures will be secured.

5.3	If a receiver is appointed for the Company and/or over its assets, in whole or over a substantial part thereof, and the Trustee confirms in writing that this is likely to have an adverse effect on the rights of the Debenture holders.

5.4	If an attachment is imposed or if an Execution Office operation is executed on assets which in the opinion of the Trustee are material assets of the Company (for purposes of this clause “material assets” – an attachment in an amount representing the 5% or more of the equity capital of the Company at the time of imposition of the attachment) or if an Execution Office operation is executed against such assets and the attachment is not removed or the operation is not set aside within 60 days after the attachment was imposed or the operation was executed, and the Trustee regards this as a danger to the rights of the Debenture holders.

5.5	If a provisional liquidator is appointed for the Company and such appointment is not set aside within 45 days.

5.6	If the Company ceases, or is about to cease, its payments or ceases, or is about to cease, conducting business or if in the Trustee’s opinion there is a genuine risk that the Company will cease conducting business and the Trustee regards any of such events as a danger to the rights of the Debenture holders.

5.7	If the Company is liquidated or expunged for any reason.

5.8	If the Company breaches or fails to abide by any condition or obligation which binds it under the terms and conditions of the Debentures of such series and the terms and conditions of this Deed of Trust, in such manner that, in the Trustee’s opinion, there will be a material prejudice to the rights of the holders of Debentures of such series.

6.	What notice the Trustee is obliged to give before making the Debentures immediately due and payable

6.1	Notwithstanding the contents of Clause 5 above, the Trustee shall not make the Debentures of any of the series immediately due and payable, until after the Trustee has given the Company prior warning of his intention to act in such manner, as described below, and the Company does not comply with the matters set forth in the warning notice within 14 days from the date of receipt thereof. In the aforesaid warning notice the Company will be called upon to pay the amounts which are in arrears or to comply with the other provisions of this Deed of Trust and the Debentures the breach or non-fulfillment of which constitutes grounds for the Trustee’s actions as aforesaid, or to reverse the situation which constituted grounds for the Trustee’s actions to their condition status quo.

6.2	Notwithstanding the foregoing, if the Trustee is of the opinion that a postponement as referred to in sub-clause 6.1 will endanger the rights of the Debenture holders, the Trustee will be entitled to shorten the period of the warning notice, or even not to give any warning notice, to the extent that this appears to it to be necessary in order to prevent the aforesaid risk to the rights of the owners of the Debentures, and on condition that it confirms this to the Company by written notice that shall be delivered to the Company simultaneous with the Debentures being made immediately due and payable as stated in Clause 5 above.

7.	Claims and proceedings by the Trustee

7.1	At any time after the Debentures of any series becomes immediately due and payable, the Trustee will be entitled, in its discretion and without giving further notice, to institute legal claims as it sees fit in order to realize and to execute the trusts described in this deed, including rights of owners of the Debentures of such series in connection with repayment of the capital, the interest and the linkage differentials (if there are any) of the debentures, and subject to the provisions of this clause the Trustee will be obliged to do so on a requisition in writing by the owners of Debentures of such series who hold at least one-fifth (20%) of the overall par value of the Debentures of such series which have not yet been redeemed, or in accordance with a demand by a special resolution of the owners of the debentures of such series. The Trustee will also be entitled to apply to court even if the Debentures are not made immediately due and payable, for the grant of any order in relation to the management of the aforesaid trusts, in such manner as the Trustee shall deem fit and all subject to any law.

7.2	The Trustee will be entitled, and if called upon to do so according to the contents of Clause 7.1 above, will be obliged, to commence any legal proceeding and to institute any legal claim in its discretion, or as required in accordance with this deed, and it will be entitled, subject to the provisions of any law and the conditions of the aforesaid demand and subject to the provisions of Clause 24.2 below, to waive the performance of any of the Company’s obligations, under such terms and conditions as it deems appropriate.

7.3	The Trustee will be entitled to indemnity from the Debenture holders in respect of reasonable expenses it has incurred and/or may in the future incur, as the case may be, in connection with the actions it has performed and/or it is obliged to perform by virtue of its duty under the terms and conditions of the Deed of Trust or on a requisition by the owners of the Debentures, provided that: –

7.3.1	It will not be entitled to demand same in advance in an urgent matter that cannot be postponed, and –

7.3.2	The obligation for indemnity may also contain an indemnity in respect of liability in tort for which the Trustee has become liable to a third party who is not an owner of Debentures, provided that this obligation for indemnity shall apply under the following conditions:

7.3.2.1	The expenses in respect of liability in tort are reasonable.

7.3.2.2	The Trustee acted in good faith and such act was performed in the framework of fulfilling its function.

It is hereby clarified that if the expenses incurred by the Trustee in connection with an act performed pursuant to a requisition by Debenture holders of a particular series, or some of the series, or in connection with acts relating to a particular series only, or to some of the series, the indemnity will only be given by the holders of Debentures of that series or of those series pro rata to the par value amounts in circulation of each such series, as the case may be. Where expenses have been incurred in connection with the Trustee’s action which pertain to each of the series, the indemnity will be given by the holders of the Debentures of each of the series pro rata to the par value amounts which are in circulation of each and every series.

8.	Distribution of receipts

Out of the moneys which will be received by the Trustee as a result of performing trust acts pursuant to this deed, the Trustee shall first liquidate or retain in its hands an amount which will be sufficient to discharge the expenses, payments, levies and obligations that have been incurred by it or imposed on it or caused in the course of or as a result of actions for executing the trust or in another manner in connection with the conditions of this Deed of Trust, including the Trustee’s remuneration, and shall use the balance in order to pay holders of the Debentures of such series the amounts of the principal, the interest and the linkage differentials (if there are such) which are due to them under the Debentures held by them, pari passu and in a manner proportionate to the amounts which are due to them, and without giving any preference in connection with priority in time of the issue of the Debentures by the Company or otherwise, and the surplus, if there is such, shall be paid by the Trustee to the Company or to its successors-in-title.

Payment of the amounts by the Trustee to the Debenture holders as aforesaid, is subject to the equal or preferential rights of other creditors of the Company (if there are such in accordance with everything stated in this Deed of Trust).

9.	Notice of distribution

9.1	The Trustee shall notify the Debenture holders as to the date and place at which each or any payment will be made under Clause 8 above, by way of 14 days prior notice, which shall be delivered in the manner mentioned in Clause 23 below. After the date specified in the notice the Debenture holder will be entitled to interest only on the unpaid balance on the amount of the principal (if there is such) after deduction of the amount that has been paid or has been offered to him for payment as aforesaid.

9.2	Any amount due to a Debenture holder which was not actually paid on the date specified for the payment thereof for a reason which is not dependent on the Company, in circumstances where the Company was prepared to pay it, shall cease to bear interest and linkage differentials (to the extent that same exist) from the date fixed for the payment thereof, and the Debenture holder will be entitled only to those amounts to which he was entitled on the date specified for settlement of such payment on account of the principal, the interest and the linkage differentials (if there are such).

9.3	The Company shall deposit with the Trustee the amount of the payment that was not paid on its due date, as referred to in sub-clause 9.2 above, not later than 15 business days from the date fixed for such payment, and shall give notice in writing according to the addresses in its possession to the Debenture holders of such deposit, and the aforesaid deposit shall be deemed to be a discharge of such amount and in the case of a discharge of everything due in respect of the Debenture, shall also be deemed to be redemption of the Debenture.

9.4	The Trustee shall invest the moneys transferred to it as stated in sub-clause 9.3 above in investments permissible for the Trustee, as stated in Clause 12 below. Once the Trustee has done so, it will be liable to the entitled parties to such amounts solely for the proceeds that will be obtained from a realization of the investments, less the expenses connected with the aforesaid investment and with the management of the trust accounts, the commissions and compulsory payments imposed on the trust account. The Trustee shall hold the aforesaid amounts and shall invest same in the abovementioned manner until the end of one year from the date of final redemption of the Debentures. After that date the Trustee shall repay the amounts that have accrued in its hands, including profits arising from the investment thereof, less its expenses, to the Company which shall hold these amounts in trust for the Debenture holders.

The Company shall confirm to the Trustee in writing the holding of the amounts and the fact of receipt thereof in trust for the Debenture holders and shall indemnify the Trustee in respect of any claim and/or expense and/or damage of whatsoever nature that may be incurred by the Trustee as a result and in respect of the transfer of the aforesaid moneys.

9.5	The Trustee shall transfer the moneys that have accumulated to the credit of the Debenture holders, as stated in sub-clause 9.4 above, against receipt of proof and confirmations regarding their right to such amounts, to the Trustee’s full satisfaction.

10.	Payment of amounts

The amounts which have been distributed as stated in Clause 9 above will be deemed to be a payment on account of repayment of the Debentures.

11.	Presentation of Debenture to the Trustee and registration in connection with partial payment

A Debenture holder will be obliged to present to the Trustee at the time of partial payment of principal or interest or linkage differentials (to the extent that same exist) under Clause 8 above the Debenture certificate in respect of which the payments are being made and the Trustee shall record on the Debenture certificate a note regarding the amounts that were paid as aforesaid and the date of payment. The Trustee will be entitled in any special case, in its discretion, to waive the presentation of the Debenture certificate, after it has been given a deed of indemnity or sufficient guarantee to its satisfaction in respect of damages likely to be incurred as a result of the failure of record such note, all as the Trustee shall deem fit. Notwithstanding the foregoing, the Trustee will be entitled to maintain records in another manner, in its discretion, with regard to partial payments.

12.	Investment of moneys

All the moneys which require to be invested under the terms and conditions of this Deed of Trust shall be invested in the name or to the order of the Trustee, in securities of the State of Israel, or shall be deposited in the name of the Trustee at a bank or at banks under conditions prevailing at such bank or banks, all as the Trustee shall deem appropriate, unless a contrary provision has been expressly stipulated in the Deed or in the First Schedule to this Deed and the conditions written overleaf, and subject to any law which cannot be excluded.

13.	The Company’s obligation to the Trustee

The Company takes upon itself the following obligations vis-a-vis the Trustee, so long as Debentures of any of the aforesaid series have not yet been fully repaid:

13.1	To continue to conduct its business in a regular and proper manner.

13.2	To notify the Trustee in writing about the occurrence of one or more of the events mentioned in Clause 5 above.

13.3	To notify the Trustee immediately it becomes aware thereof of any instance in which an attachment has been imposed on the assets of the Company, in whole or in part, in an amount reflecting 5% or more of the equity capital of the Company at the date of imposition of the attachment or appointment of a receiver over the assets of the Company, in whole or in part, and also in every instance in which a receiver is appointed for its assets, in whole or in part, or a special administrator and/or provisional or permanent liquidator is appointed, and immediately and at its expense to take all the steps required in order to remove such attachment or for the setting aside of the receivership, the liquidation or the administration, as the case may be.

13.4	To give and to instruct its accountants to give to the Trustee and/or to persons it may direct, all information connected with its business or its assets which may be required, in the Trustee’s discretion, for the protection of the Debenture holders. It is hereby clarified that the Trustee shall at its expense bear the expenses of the accountants in connection with such information which the Trustee demands for a period which exceeds twelve months.

The Trustee hereby undertakes to keep all information given as aforesaid confidential and not to disclose and/or to make over such information to others and/or to make any use thereof except for purposes of passing on information to a meeting of Debenture holders for purposes of passing a resolution relating to their rights under the Debenture or for purposes of giving a report on the condition of the Company, provided that the making over of information as aforesaid shall not constitute prejudice to the Company’s trade secrets.

13.5	To keep proper books of account in accordance with generally accepted accounting principles, to keep the books and documents connected with its business at its offices, and to enable the Trustee and/or anyone who may be appointed by the Trustee in writing for such purpose to inspect the books of account and the aforesaid documents at any reasonable time.

The Trustee hereby undertakes to keep all information given as aforesaid confidential and not to disclose and/or to make over such information to others and/or to make any use thereof except for purposes of passing on information to a meeting of Debenture holders for purposes of passing a resolution relating to their rights under the Debenture or for purposes of giving a report on the condition of the Company, provided that the making over of information as aforesaid shall not constitute prejudice to the Company’s trade secrets.

13.6	To give confirmation to the Trustee that all the payments to the Debenture holders have been made.

13.7	To keep and maintain its assets in good order and condition.

14.	Additional obligations

After the Debentures have been made immediately due and payable, the Company will from time to time and at any time it is called upon to do so by the Trustee, perform all the reasonable acts in order to facilitate the exercise by the Trustee of the powers vested in the Trustee, and in particular the Company shall perform the following acts:

14.1	It will make the declarations and/or sign all the documents and/or perform and/or cause the performance of all the acts which are necessary or required in accordance with the law for giving force and effect to the exercise of the Trustee’s powers and authorities.

14.2	It will give all the notices, commands and instructions the Trustee will deem expedient to demand.

For purposes of this clause – notice in writing signed by the Trustee confirming that an acting which is demanded by it in the scope of its powers and authorities is a reasonable act will constitute conclusive proof of the fact.

15.	Representatives

15.1	The Company hereby irrevocably appoints the Trustee as its representative to execute and to perform in its name and stead all the acts which it is obliged to perform pursuant to the terms and conditions contained in this Deed, and generally to act in its name for purposes of implementing all or some of the powers and authorities conferred on the Trustee, with permission to the Trustee to appoint any other person the Trustee may see fit to perform its functions under this Deed of Trust, subject to the condition that the Company has not performed the acts which it is obliged to perform pursuant to this Deed within a reasonable time from the date of the Trustee’s demand.

15.2	An appointment under sub-clause 15.1 above shall not have the effect of obliging the Trustee to perform any act, and the Company hereby releases the Trustee in advance, in the event that any act is not performed, or is not performed at the proper time and in the proper manner, and the Company waives in advance any allegation against the Trustee or its agents in respect of any damage that has been incurred or may be incurred by it, directly or indirectly, on the strength of any act which was performed or was not performed at all, or which was not performed in time by the Trustee.

16.	Agreements and transactions between the Trustee and the Company

Nothing shall prevent the Trustee as a result of its holding office as trustee from contracting with the Company under contracts or from executing transactions with it in the normal course of its business, and subject to the provisions of Sections 35 K and L of the Securities Law, 5728-1968, provided that the contractual arrangement or the transaction shall not be such that, as a result thereof, the Trustee will lose its fitness under Section 35E(2) of the aforesaid law to serve as Trustee for the Debenture holders.

17.	The Trustee’s remuneration and reimbursement of expenses

The Company will pay the Trustee a remuneration for its services as trustee, as follows:

17.1	In respect of its services as trustee, a one-time remuneration will be paid to the Trustee in the sum of NIS 15,000 which will be paid shortly after the issue of the Debenture.

Commencing from the second year, an annual remuneration will be paid to the Trustee in the sum of NIS 10,000 (linked to the Consumer Price Index) in respect of each of the years in which the Debentures have not yet been repaid (excluding the first year). The aforesaid amount shall be paid at the beginning of each trust year. In addition, a remuneration will be paid to the Trustee in shekels which is equivalent to 100 US dollars for each hour of work in respect of special operations that may be performed other than in the normal course of business.

17.2	In addition thereto the Trustee will be entitled to receive a reimbursement of all the expenses it reasonably incurs in connection with fulfilling its functions as Trustee, provided that in respect of expenses for an expert opinion as referred to in Clause 18.2 below, the Trustee shall give the Company advance notice of its intention to obtain an expert opinion. The aforesaid expenses shall be paid up to the end of the trust pursuant to this Deed and even if a receiver (or a receiver and administrator) is appointed, and irrespective of whether or not the trust pursuant to this Deed is administered under the supervision of the court.

18.	Special powers and authorities

18.1	The Trustee will be entitled to deposit all the deeds and the documents which witness, represent or stipulate its rights, in connection with any other property which for the time being is in its possession, in a safe deposit box or in another place it shall elect, with any banker or any banking company or with an advocate. Where the Trustee has done so, it will not be responsible for any loss that may be caused in connection with such deposit, unless it acted negligently, and it will be entitled to pay all the amounts it is obliged to pay on account of such deposit or in connection therewith.

18.2	The Trustee is entitled, in the scope of performing its functions under this Deed, to act according to the opinion or advice of any attorney, accountant, assessor, surveyor, broker, or other expert, whether such opinion or advice was obtained by the Trustee or by the Company in another manner, and the Trustee will not be responsible for any loss that may be caused as a result of any such act and/or omission committed by it, unless it acted negligently.

18.3	Any such advice or opinion may be sent or received by letter, telegram, telephone, facsimile or other electronic means for the transmission of information, and the Trustee will not be responsible in respect of acts that are performed on the strength of advice or an opinion or information which was transmitted in the aforesaid manner, even though there were mistakes therein or same were not authentic and the Trustee was not aware of this.

18.4	The Trustee will be entitled to receive from the Company a certificate signed by the board of directors of the Company confirming that the board of directors of the Company resolved that in the opinion of the directors a transaction, step, act or other matter, done or intended to be done by the Company, are desirable and are in the best interests of the Company, and to treat such certificate as adequate proof that the transaction, step, act or matter are indeed desirable and in the best interests of the Company, and under no circumstances shall the Trustee be obliged to demand additional proof or other certificate and will not be responsible for any loss that may arise as a consequence thereof.

18.5	The Trustee will not be obliged to notify any party about the signing of this Deed or to intervene in any manner in the conduct of the Company’s business or its affairs.

18.6	The Trustee shall exercise the powers and authorities of the trust which have been conferred on it pursuant to this Deed in its absolute discretion and with a reasonable degree of caution. Where the Trustee has acted in such manner it will not bear responsibility for errors in judgment made in good faith and for any loss, expenses and damages or unpleasantness likely to be caused as a result of any act or omission by it, unless it is proved that the Trustee was negligent in examining the facts concerned.

18.7	The Trustee has the power to decide in regard to all kinds of questions and doubts which may arise in relation to any provision of this Deed and any decision by it, regarding a question which has actually arisen or which is included in the Trustee’s acts and steps, shall be conclusive and shall be binding on all the persons who have an interest in this Deed.

19.	Applications to court

The Trustee will be entitled at any time, in cases in which it is entitled to make Debentures of any of the series immediately due and payable, as stated in Clause 5 above, to apply to a court with applications for realizing the rights of the Debenture holders pursuant to this Deed under the supervision of the court, and the Trustee will further be entitled to apply to court, whether before or after it has made the Debentures immediately due and payable as stated in Clause 5 above, as it sees fit, for the grant of any other order in relation to the administration of the trust as aforesaid. It will further be entitled to give its consent or approval to any application to a court which is made on a requisition of a Debenture holder, and the Company shall indemnify the Trustee for all the reasonable expenses that may be incurred by the Trustee by virtue of such application, and as a result of acts done in consequence thereof or in connection therewith.

20.	Trustee’s authority to employ agents

The Trustee may, in the scope of administering the business of the trust, appoint, if there is a necessity for doing so, agents who will act in his stead, either an attorney or any other person, in order to perform or to participate in the performance of all kinds of businesses and to do or to participate in the doing of all kinds of acts which require to be done in connection with the trust, and to pay a reasonable remuneration to every such agent, with the prior written approval of the Company.

21.	Indemnity for the Trustee

Without prejudice to the Trustee’s rights to compensation according to law, the Trustee, after the Debentures have been made immediately due and payable, will be entitled to charge and collect and to pay itself or to another person appointed by it in accordance with the terms and conditions of this Deed or to anyone acting on their behalf, out of the amounts and the investments that are in its possession as a result of performing the trust under this Deed, all the amounts that may be due to any of the abovementioned entities, whether for purposes of covering expenses of any sort which may be incurred by it for performing the trust, or by virtue of an indemnity from the Company, to which any of the abovementioned entities may be entitled pursuant to this Deed or according to any law, and the Trustee may retain the amounts in its possession and make payment therefrom of the amounts required for purposes of payment of the compensation.

22.	Interest on payments

Upon the demand of the Trustee or its representative or another person who has been appointed by the Trustee pursuant to this Deed, the Company will pay them or any one of them any amount of money it is obliged to pay them or him or it from time to time, in accordance with any provision contained in this Deed, together with interest at the prevailing rate at banks in respect of revolving overdraft business accounts, from the day on which the amount was given as a loan or was withdrawn or the due date for payment thereof arrived, and with regard to the obligations of such persons or of any one or more of them, the Company will discharge or will pay same upon first demand of the abovementioned entities, or will procure the release of the Trustee or the other persons aforesaid from such obligations.

23.	Notices and copies of notices

23.1	Any notice on behalf of the Company or the Trustee to the Debenture holders of a particular series may be given by a notice that will be published in two widely circulating Hebrew dailies in Israel, or by sending a notice to the holder of Debentures of that series by registered mail (and in the case of several holders – to the joint holder whose name stands first in the register), according to the last address of the holder registered in the register, and any notice sent as aforesaid shall be deemed to have been delivered to the holder of the Debentures of such series after 72 hours from the time of its delivery for posting. A notice published in newspapers shall be deemed to have been delivered on the date of its publication.

23.2	Any notice or demand by the Trustee to the Company and/or from the Company to the Trustee shall be given by registered mail, according to the address set forth at the end of this Deed of Trust, or according to another address of which one party shall notify the other in writing, and any such notice or demand shall be deemed to have been received by the party to whom the notice was sent after 3 business days from the time of its delivery for posting.

23.3	In order to prove delivery for posting for purposes of sub-clauses 23.1 and 23.2 above, it shall be sufficient to exhibit the post office receipt.

23.4	Copies of notices that the Company will give to owners of the Debentures shall also be sent by the Company to the Trustee.

24.	Alterations to the Deed of Trust and waiver, compromises and alterations of rights

24.1	Subject to the provisions of any law which cannot be excluded or stipulated upon, the Company and the Trustee will be entitled, whether before or after the principal of the Debentures of any of the series becomes due and payable, to alter the Deed of Trust with respect to a particular series (including an alteration of the terms and conditions of the Debentures of such series), if one of the following conditions is fulfilled:

24.1.1	The Trustee is convinced that the alteration does not prejudice the holders of the Debentures of that series.

24.1.2	The holders of Debentures of such series have agreed to the alteration by a special resolution of a general meeting of holders of the Debentures of that series who were present thereat, either personally or by way of proxy, holding at least fifty percent of the balance of the par value of the Debentures of that series, or at an adjourned meeting at which the holders of at least ten percent of the aforesaid balance were present.

24.2	In addition, subject to the provisions of any law which cannot be excluded or stipulated upon:

24.2.1	The Trustee shall be entitled, where this is to the benefit of the Debenture holders, or if doing so will not constitute prejudice to the rights of the Debenture holders, to waive any breach or non-fulfillment by the Company of any of the terms and conditions of the Deed of Trust. Such waiver may be made in respect of all the series of Debentures (A and B) or in respect of some of them, as the case may be.

24.2.2	The Trustee shall further be entitled, with prior approval by way of a special resolution passed by the holders of the Debentures of a particular series, to compromise with the Company in connection with any right or claim of the Debenture holders of that series or any of them or of the Trustee, in accordance with the Deed of Trust. Where the Trustee has compromised with the Company after having received prior approval of the Debenture holders as aforesaid, the Trustee shall be released from all responsibility in respect of such act.

24.3	In the case of an alteration to the terms and conditions of the Debentures of any of the series, the Company will be entitled to demand from each of the Debenture holders of that series to deliver to it the certificates held by such holder, for purposes of adding a note thereto with regard to the aforesaid alteration.

24.4	The Company shall serve on the Debenture holders notice regarding any such alteration immediately upon the implementation thereof.

25.	Delegation of authorities

The Trustee may at any time delegate portion of the trusts, powers and authorities vested in it under this Deed of Trust, in whole or in part, to another person or to other persons, and any such delegation shall be made in accordance with the conditions and the provisions (including permission to an agent to appoint an agent) as the Trustee shall deem fit, but the delegation of authorities as aforesaid shall not release the Trustee from any responsibility that would have been imposed on it had it not been for the delegation of authorities.

26.	Release

When it has been proved to the satisfaction of the Trustee that all the Debentures have been repaid or have been redeemed in full (including principal, interest and linkage differentials (to the extent that same exist) and/or when the Company deposits in trust with the Trustee amounts of money which will be sufficient for the redemption of the Debentures (and subject to the conditions of linkage and interest) which have not been presented for redemption, and also when it has been proved to the Trustee’s satisfaction that all the liabilities and expenses that have been incurred or been caused to the Trustee and/or its officers and/or its agents in connection with this deed have been paid in full, then and in that event the Trustee will be obliged, upon the Company’s first demand, to act in relation to the moneys that have been deposited in respect of Debentures the redemption of which has not been demanded, in accordance with the terms and conditions of Clause 9.4 above.

27.	Register of Debenture holders

The Company shall keep separate registers of Debenture holders of each of the series, in which the names and addresses of the Debenture holders of such series shall be registered, as well as the serial numbers of the Debentures and their par value, which are held by such holders. Transfers of ownership of the aforesaid Debentures, in accordance with the provisions of this Deed, shall also be registered in the aforesaid register. The Trustee and any Debenture holder will be entitled to inspect the register at any reasonable time by prior arrangement and coordination with the Company.

Subject to the provisions of any law that cannot be excluded or stipulated upon, the Company will be obliged to register in the aforesaid registers any notice regarding a trust, pledge and encumbrance of whatsoever nature or any right in equity, claim, set-off and any other right, in connection with the Debentures. The Company shall recognize only the owner who is registered in the register of Debenture holders as the absolute owner of the Debenture in regard to any payment and for any other purpose. No contrary notice shall bind the Company. However the lawful heirs, administrators or executors of the registered holder and any person who will become entitled to the Debentures as a result of the bankruptcy of any registered holder, and if it is a corporation, as a consequence of its liquidation, will be entitled to be registered as holders thereof after providing proof which in the opinion of the directors of the Company is sufficient to prove their right to be registered as the holders thereof.

The Company shall be entitled to close the registers from time to time at such times and for such periods as it shall deem fit, on condition that the total number of days of closure of each register shall not exceed 30 days in a year.

28.	Certificates and splitting of certificates

In respect of Debentures registered in the name of one holder he will be issued one certificate, or at his request he will be issued several certificates, each for a total number of NIS 100 par value Debentures (“the minimum quantity”) or in multiples of the minimum quantity and an additional certificate in respect of the balance (if any).

(The certificates mentioned in this clause will henceforth be referred to as: “the Certificates”).

Every Certificate shall be capable of being split into Certificates in which the total par value of the Debentures contained therein is equivalent to the aggregate par value of the Debentures which were included in the Certificate the splitting of which has been requested, provided that such Certificate shall not be issued other than in the minimum quantity or in multiples of the minimum quality, together with one additional Certificate in respect of the balance (if any). The splitting will be done against delivery to the Company at its registered office of the Certificate the splitting of which is requested. All the expenses connected with the splitting, including stamp duty and other levies, if any, will be borne by the party requesting the split.

Effecting of the split will be done within thirty days from the end of the month in which the Certificate was delivered to the registered office of the Company.

29.	Termination of expiration of the Trustee’s term of office

29.1	The Trustee’s term of office will expire or terminate, as the case may be, in the cases mentioned in Section 35N of the Securities Law, 5728-1968.

29.2	Subject to the provisions of the aforesaid law, the Trustee and any trustee that may replace it, will be entitled to resign from their function at any time they wish, after giving written notice to the Company, setting forth the reasons for the resignation. The resignation will come into force only after it has been approved by the court and from the date specified for the purpose in the approval. Where the Trustee or any trustee who may replace it has acted in the aforesaid manner, they will not be responsible for the expenses or losses that may be caused as a result of their resignation.

29.3	In the case of the expiration of the Trustee’s term of office for any reason, the court may appoint another trustee in its stead for such period and on such conditions as the court sees fit. In such case, the Trustee whose term of office has expired will continue to serve in its function until the appointment of another trustee.

30.	Removal of the Trustee from its office

A meeting of the owners of the Debentures of any of the series, which is convened on a requisition of the owners of Debentures as stated in the Second Schedule to this Deed of Trust, may decide by a vote, given personally or by proxy, of the holders of at least fifty percent of the balance of the par value of the Debentures of that series which are in circulation, on removal of the Trustee from its office as trustee for the Debenture holders in respect of such series. The removal of the Trustee from its office with respect to one series will not constitute a removal from office with respect to the other series. In the case of the removal of the Trustee from its office as aforesaid, the court may appoint another trustee, and the provisions of Clause 29.3 above will apply.

31.	Provisions in the case of appointment of new trustees

In the case of the appointment of a new trustee or trustees the following provisions will apply: –

31.1	It will be permissible to increase the number of trustees.

31.2	Each new trustee will have the same powers and other authorities and may act in all senses as though appointed as a trustee from the outset at the time of signing of this Deed of Trust.

31.3	Notice shall be given to the Debenture holders with regard to removal of a trustee from its office and of the appointment of a new trustee.

32.	Statements and approvals

The Company shall deliver to the Trustee, so long as the Debentures have not been repaid in their entirety: –

32.1	Not later than the date specified by law for the publication thereof, the Company’s audited financial statements for the year ending December 31 of the preceding year, as well as unaudited but reviewed interim reports, to which a review report of the accountant addressed to the management of the Company, shall be attached.

32.2	A copy of any document the Company sends to its shareholders or to holders of the Debentures and details of any information the Company transmits to them in another fashion, and any additional information at the Trustee’s reasonable request.

32.3	Not later than 14 days after the publication of the annual and quarterly financial statements to the public, certificates from the chairman of the board of directors of the Company and from its chief executive officer which relate to the period of such statement, stating that there is no breach on the part of the Company of this Deed (including the terms and conditions of the Debentures), unless this is expressly stated in such certificate.

33.	General provision

It is hereby clarified that subject to any law which cannot be excluded or stipulated upon, the restrictions that apply to the Company in its relationship with the owners of the Debentures or the Trustee are only those restrictions expressly specified in this Deed of Trust or in the Debentures, and vis-a-vis owners of the Debentures and/or the Trustee the Company will be entitled to perform any act, unless the act has been expressly prohibited or restricted under this Deed of Trust and/or in the Debentures. Accordingly, the owners of the Debentures will not have any right to object to a particular act on the part of Company, unless this was expressly prohibited in the Debentures or in this Deed of Trust, and no restrictions or prohibitions which were not expressly stipulated in this Deed of Trust or in the Debentures shall be read into this Deed of Trust or the Debenture as implied conditions, unless a law which cannot be excluded or stipulated upon so allows.

“Act”for purposes of this clause means – an act or an omission.

34.	Stamp duty

Stamp duty in respect of this deed shall be borne by the Company.

35.	Addresses

The addresses of the Company and the Trustee for purposes of this Deed of Trust are: –

The Company:	2 Ha-amal Street, Park Afeq, Rosh Ha’ayin.

The Trustee:	7 Shenkar Street, Herzliya Pituah.

Or any other address of which the parties may give notice in accordance with this Deed of Trust.

In witness whereof the parties have hereunto signed
on the date mentioned at the head of this Deed of Trust:

/s/ Yoram Dar /s/ Zvi Bochman ——————————————————— Blue Square - Israel Ltd.	/s/ /s/ ——————————————————— Israel Discount Bank Trust Company Ltd.

SECOND SCHEDULE

Meetings of Debenture Holders

1.	In this Schedule:

1.1	“Holder”, “holders”, “Debenture holders” or “holders of Debentures of such series” mean – the holders of the Debentures (Series A) or the holders of the Debentures (Series B) a general meeting in respect of which is held or is intended to be convened, as the case may be.

1.2	The Trustee or the Company may call a meeting of Debenture holders of any of the series separately and without there being any dependence of the one on the another. If the Company calls such a meeting, it must send a written notice forthwith to the Trustee regarding the place, the day and the hour at which the meeting will be held, as well as with regard to the matters that will be brought for consideration and discussion thereat.

The Company will be obliged to call such meeting on a written requisition by the Trustee or on a written requisition of holders representing at least one-tenth (10%) of the unpaid balance of the principal of the Debentures of any of the aforesaid series of Debentures which are in circulation for the time being, and in such case the Company shall be entitled to demand from the aforesaid requisitioners indemnity, to its satisfaction, for the expenses involved in convening the meeting on their requisition.

The Company will be entitled to attend any meeting of owners of the Debentures.

2.	Notices regarding the convening of meetings of Debenture holders

2.1	Prior notice of at least 14 days, or, where the purposes of the meeting is to consider a proposal for passing a special resolution, prior notice of at least 21 days, shall be given to the Debenture holders, specifying the place, the date and the hour of the meeting. The Trustee shall be entitled to shorten the aforesaid period of the prior notice if it deems that postponing the convening of the meeting constitutes a prejudice to the rights of the Debenture holders.

2.2	In the case of a meeting the purpose of which is to pass a special resolution, the text of the proposed resolution shall be stated in the notice. Apart from the matters aforesaid, the notice shall only mention in general terms the matters that will be considered and discussed at the meeting.

2.3	No resolution which is passed at such meeting shall be invalidated by virtue of the inadvertent failure to give notice of the meeting to all the Debenture holders of such series or if the notice was not received by all the Debenture holders of such series.

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3.	The chairman of the meeting shall be a person appointed by the Trustee. Should the Trustee fail to appoint a chairman or if the chairman is absent from the meeting, the holders present shall elect a chairman from amongst their number.

4.	Quorum at meetings of Debenture holders

4.1	Unless otherwise stipulated in the terms and conditions of the Deed of Trust, no matters shall be dealt with at a meeting of holders, unless the required quorum is present at the time of the start of consideration of the matter.

4.2	Subject to the provisions set forth below regarding a quorum required for passing a resolution with respect to an amendment to the terms and conditions of the Deed of Trust, at meetings of Debenture holders a quorum shall be constituted by at least two holders of Debentures of such series personally present or represented by proxy, who hold at least 10% of the unpaid balance of the Debentures of such series which are in circulation for the time being (in this Schedule: “the total quantity of the Debentures”).

At a general meeting the agenda of which includes a special resolution regarding an amendment to the terms and conditions of the Deed of Trust, the quorum required shall be holders of at least fifty percent of the balance of the par value of the Debentures of such series and at an adjourned meeting the quorum shall be holders of at least ten percent of such balance.

4.3	If no quorum is present within half an hour from the time appointed for the meeting, the meeting shall be adjourned to the same day in the following week at the same hour and at the same place (and if such day is not a business day – to the next business day immediately following such day), without there being an obligation to give notice to that effect to the Debenture holders, or to any other day or other hour or other place as the Company shall notify the Debenture holders at least one week in advance. If no quorum is present at an adjourned meeting as aforesaid within half an hour from the time appointed, then if the meeting was called on a requisition of the holders, the quorum at the adjourned meeting shall be two holders personally present or represented by proxy and jointly holding at least one-tenth of the total quantity of Debentures of such series which are in circulation for the time being (in other words: the minimum quantity required for calling a general meeting of the Debenture holders on a requisition of Debenture holders). In every other case two holders, personally present or represented by proxy, will constitute a quorum without reference to the par value held by them, provided that not later than 7 days before the adjourned meeting, notice is given to the Debenture holders with regard to the holding of the adjourned meeting, in which it shall be stated that two Debenture holders of such series who are personally present or represented by proxy will constitute a quorum.

The notice regarding the holding of an adjourned meeting (where this is required in accordance with the foregoing) in the event that no quorum will be present and also the notice regarding the quorum at such adjourned meeting, may be given in the original notice convening the general meeting that was adjourned.

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5.	The chairman of the meeting may, with the consent of the meeting at which a quorum is present, and on a demand by the meeting he shall be obliged, to adjourn the meeting from time to time and from place to place. If the meeting has been adjourned for ten days or more, notice of the adjourned meeting shall be given in the same manner as notice is given regarding the first meeting. Save for the foregoing, a Debenture holder will not be entitled to receive any notice about an adjourned meeting and/or regarding the matters that will be considered and discussed at the adjourned meeting. No matters shall be dealt with at an adjourned meeting except those that it was possible to deal with at the meting at which it was decided on the adjournment of the meting.

6.	Voting at meetings of Debenture holders

6.1	The owners of the Debentures are entitled to attend and vote through proxies.

6.2	Every vote shall be on a poll.

In a vote on a poll every holder, personally present or represented by proxy, will have one vote in respect of every 1 new shekel par value of the unpaid overall nominal capital of the Debentures pursuant to which he is entitled to vote. The chairman of the meeting will not have a second or casting vote.

6.3	In the case of joint holders only the vote will be accepted of the senior joint holder wishing to vote, either personally or by way of proxy, and for this purpose seniority will be determined according to the order in which the names are recorded in the register of holders.

6.4	A vote on a poll shall be held in such manner as the chairman directs.

6.5	In a vote a Debenture holder or his proxy may vote in favor of the proposal on the agenda in respect of portion of his votes and against the proposal in respect of another portion, as he sees fit.

7.	Instrument of appointment and powers of attorney

7.1	The instrument of appointment appointing a proxy shall be writing and shall be signed by the appointer or by an authorized representative holding proper written authority, and if the appointer is a corporation, the appointment shall be made in writing under the seal of the corporation or under the hand of an officer or authorized representative who is empowered to do so.

The instrument appointing a proxy shall be drawn up in any usual or acceptable form.

7.2	The proxy need not himself be a Debenture holder of such series.

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7.3	The instrument of appointment and the power of attorney, or other certificate pursuant to which the instrument of appointment was signed, or a certified copy of such power of attorney, shall be lodged at the registered office of the Company not less than 48 hours before the time of the meeting at which the proxy intends to vote, unless otherwise stated in the notice calling the meeting.

7.4	A vote given in accordance with the conditions in the document appointing a proxy shall be valid even if prior thereto the appointer has died, or has been declared legally incompetent, or the instrument of appointment was revoked, or the Debenture in respect of which the vote was given has been transferred, unless notice in writing was received at the registered office of the Company before the meeting with regard to the death of the appointer, the fact of his being declared legally incompetent, the revocation or the transfer as aforesaid.

8.	Any corporation which is a holder of Debentures may, by written authorization signed by one of its directors or by its secretary or by one of its business managers, appoint such person as it deems fit to act as its representative at any meeting of holders, and the person who has been authorized to do so will be entitled to act in the name of the corporation he represents as though the holder of the Debenture in question was personally present at the meeting.

9.	The chairman of the meeting shall cause minutes to be kept of the meeting of the holders which shall be recorded in the minute book to be maintained by the Trustee. Any such minutes shall be signed by the chairman of the meeting, or by the chairman of the next meeting, and any such minutes signed as aforesaid shall serve as conclusive evidence of the proceedings at the meeting and until the contrary is proved, any resolution passed at such meeting shall be deemed to have been duly passed.

10.	A person or persons who will be appointed by the Trustee, the secretary of the Company, and any other person or persons who may be permitted to do so by the Company, will be entitled to attend meetings of the aforesaid Debenture holders, without having a right to vote.

11.	A meeting of holders called in accordance with these conditions shall have the power and authority, by passing a special resolution as defined below, to do, inter alia, the following things or any one of them:

11.1	To empower the Trustee to compromise with the Company in connection with any claim of the Debenture holders of such series, or any of them, or of the Trustee pursuant to the Deed of Trust.

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11.2	To agree to any amendment to the provisions of the Deed of Trust, including changes in the terms and conditions of the Debentures, to which the Company shall agree, if a special resolution of the Debenture holders is required in order to pass this, and to authorize the Trustee to sign any additional or new deed of trust for purposes of implementing such amendment, provided that such alteration shall not be made except by a special resolution of a general meeting of the Debenture holders, at which holders of at least fifty percent of the balance of the par value of the Debentures were present, either personally or by way of proxy, or at an adjourned meeting at which holders of at least ten percent of the aforesaid balance were present.

11.3	To give the Trustee prior approval, wherever such approval is required under the Deed of Trust, by way of a special resolution that shall be passed by the Debenture holders, to compromise with the Company in connection with any claim of the Debenture holders, or any of them, or of the Trustee, pursuant to the Deed of Trust.

12.	The majority required for passing of resolutions

12.1	Except for cases where the law or the Deed of Trust necessitates a special resolution, any question which is put to such meeting shall be decided by an ordinary resolution. The majority required for an ordinary resolution is a simple majority of the votes of the Debenture holders or their proxies present at the meeting and voting thereat.

12.2	A special resolution is a resolution passed at a meeting of Debenture holders, which was called and held in accordance with the conditions set forth above in regard to the passing of a special resolution, by a majority of at least three-quarters of the votes of the Debenture holders or their proxies, who were present at the meeting and voted thereat.

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